Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 00645-0105

Web site: www.langmichener.com

Direct Line: (604) 691-7415
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E-Mail: smathiesen@lmls.com

October 30, 2006

FILED BY EDGAR

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Carmen Moncada-Terry

Dear Sirs/Mesdames:

Continental Minerals Corporation
Registration Statement on Form F-4
File No. 333-135566

We write on behalf of Continental Minerals Corporation in response to Staff’s letter of October 19, 2006 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission.

In response to Staff’s comment #17 in the Comment Letter, please find attached a copy of our letter dated September 28, 2006 enclosing certain supplemental materials.

If you have any questions or concerns with respect to the above, please contact Steve Mathiesen at (604) 691-7415.

Yours truly,

/s/ Steve Mathiesen

Steve Mathiesen
for Lang Michener LLP

SMM/

cc:	Continental Minerals Corporation Attention: Mr. Gerald Panneton